

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via Secure E-mail
Walter Scott
Chief Executive Officer
GFI Software S.a r.l.
7A, rue Robert Stumper
L-2557 Luxembourg
Grand Duchy of Luxembourg

> **Re:** **GFI Software S.a r.l.**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Received October 15, 2012**
> **CIK No. 0001534271**

Dear Mr. Scott:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments. Please note that references to prior comments are to those provided in our letter dated June 29, 2012.

Risk Factors

"If we are unable to attract new customers…," page 17

1.   You disclose as one example of the risks discussed in this risk factor that you may "not be able to generate expected revenues from sales through so-called app stores and via mobile devices." Please explain in your response how you intend to generate revenues from app stores and via mobile devices, and whether, and if so how, generating revenue from these sources is anticipated to differ from your current primary sales models. Please augment disclosure in the prospectus to the extent appropriate to enable readers to better understand the nature and scope of the risks described.

Critical accounting policies and estimates

Stock-based compensation, page 89

2.   We note your disclosure on page 96 describing the valuation completed in July 2012 which resulted in a decrease in the estimated fair value of the common shares from $8.39 in April 2012 to $6.83 in July 2012. We further note that your disclosure with respect to your April 2012 valuation includes the short-term and long-term annual growth rate assumptions. Please provide your consideration for disclosing these assumptions for your July 2012 valuation.

Impairment of goodwill and other intangible assets, page 99

3.   We note your disclosure on page F-120 which describes the updated impairment analysis associated with your IT Operations and IT Security cash generating units (CGUs). Please provide similar disclosure within your critical accounting policies and estimates including the revised assumptions, the sensitivity of these assumptions on your analysis, and the extent that the recoverable amount of each CGU exceeded its carrying value.

Unaudited interim condensed consolidated financial statements

Note 6 - Goodwill, page F-120

4.   We note that during the second quarter of fiscal year 2012, actual billings were below management's expectations and therefore you revised your long-term forecasts and assessed your CGUs for impairment. We also note that your conclusion with respect to the lack of goodwill impairment for your IT Operations and IT Security CGUs was based, in part, on revised budgeted EBITDA growth rate assumptions. We further note a significant increase in the growth assumption for 2014 from 2013 and the assumptions used in your 2011 analysis as disclosed on page F-55. Given that your actual billings were below management's expectations, please tell us how you concluded that an increase in EBITDA growth rates was appropriate.

5.   We again refer to the footnote disclosure and the related disclosure on page 96 that actual billings were below management's expectations during the second quarter of fiscal 2012 and that you revised your long-term forecasts with respect to billings and cash flows. Please tell us what consideration you gave to updating your "Operating and financial review and prospects" section to discuss any trends or uncertainties identified in connection with revising your long-term billings and cash flow forecasts that are reasonably likely to have a material effect on the company's results or financial condition. Refer to Item 5.D. of Form 20-F.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm. See Adoption of Updated EDGAR Filer Manual, 74 Fed. Reg. 62431 (Oct. 15, 2012) (amending 17 C.F.R. § 232.301).

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter require assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel